December 2, 2005

VIA EDGAR



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:    Division of Investment Management
         Office of Insurance Products



Re:      PHL Variable Accumulation Account (the "Registrant")
         File Nos. 333-123040 and 811-08914
         CIK No. 0000934344


         Delaying Amendment
         Filed on November 4, 2005 on behalf of the Registrant
         Accession Number 0000949377-05-000844

Dear Sir or Madam:

This letter serves as notice by the Registrant that the above-captioned filing was made in error. This filing was the wrong submission type and was not applicable. The Registrant hereby respectfully requests that this filing be disregarded and considered withdrawn.

Yours truly,



/s/ Kathleen A. McGah
---------------------
Kathleen A. McGah
Counsel
The Phoenix Companies